# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EIKON THERAPEUTICS, INC., CIK 0001861123
CUSIP: 282564103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 230 Harriet Tubman Way, Millbrae, California (CA), 94030
Date of event which requires filing of this statement: 02/04/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001184228

## Reporting persons
- PERLMUTTER ROGER M: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,893,171; shared voting power 0; sole dispositive power 2,893,171; shared dispositive power 0; aggregate amount beneficially owned 2,893,171 (5.2% of the class)
  Comment: The shares listed in Rows 5 and 7 consist of (i) (a) 1,190,999 shares of common stock, $0.0001 par value per share (the Common Stock) of Eikon Therapeutics, Inc. (the Issuer) and (b) options to purchase 1,417,315 shares of Common Stock, exercisable within 60 days of March 31, 2026, held directly by Dr. Roger M. Perlmutter, and (ii) 284,857 shares of Common Stock held directly by Perlmutter Consulting, Inc. Dr. Perlmutter is the president and sole shareholder of Perlmutter Consulting, Inc. and may be deemed to have sole power to vote and to dispose its shares. The percentage in Row 11 is based on 54,138,555 shares of Common Stock outstanding on March 17, 2026 as reported by the Issuer on its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2026.

## Item 1. Issuer
Name of issuer: EIKON THERAPEUTICS, INC.
Address of issuer's principal executive offices: 230 HARRIET TUBMAN WAY, MILLBRAE, CALIFORNIA, 94030

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Roger M. Perlmutter.
Address of principal business office or, if none, residence: 230 Harriet Tubman Way, Millbrae CA 94030
Citizenship: See Row 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page.
Percent of class: See Row 11 of the cover page.
Sole power to vote or to direct the vote: See Row 5 of the cover page.
Shared power to vote or to direct the vote: See Row 6 of the cover page.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PERLMUTTER ROGER M: /s/ Roger M. Perlmutter, Roger M. Perlmutter (05/13/2026)